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                              July 16, 2021

       Paul Middleton
       Chief Financial Officer
       Plug Power, Inc.
       968 Albany Shaker Road
       Latham, NY 12110

                                                        Re: Plug Power, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed May 14, 2021
                                                            Form 8-K filed
November 9, 2020
                                                            File No. 001-34392

       Dear Mr. Middleton:

              We have reviewed your June 1, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 10, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Explanatory Note
       Restatement Background, page 3

   1. We note that you restated your unaudited consolidated financial statements as of and for the first three
quarterly periods in each of 2020 and 2019 as a result of misstatements and that the financial
statements included in your prior quarterly reports on Form 10-Q for the respective periods
should no longer be relied upon due to such misstatements. Your prior quarterly reports on
Form 10-Q included additional information about the quarterly periods, such as
management   s discussion and analysis. Please tell us whether any of the misstated additional
information included in prior quarterly reports that is not addressed in this Form 10-K is
material and how you considered that in the disclosure provided in this
 Paul Middleton
FirstName
Plug Power,LastNamePaul Middleton
            Inc.
Comapany
July       NamePlug Power, Inc.
     16, 2021
July 16,
Page  2 2021 Page 2
FirstName LastName
         filing. For example, explain if the misstatements result in different trends from what was included within your previous results of operations discussions and whether that represents material information that should be disclosed.
2. We note your response to comment 2. Please provide us with additional information regarding the nature and key terms of your sale/leaseback and sale of future service revenue contracts with third-party financial institutions. For example, tell us if these items are negotiated together, how repayment allocations are specified in the contract, and the specific business purpose for the sale of revenue component.
Internal Control Considerations, page 4

3. You disclose that your management identified a material weakness in your internal control
         over financial reporting (   ICFR   ), resulting in the conclusion
that your ICFR and
         disclosure controls and procedures (   DCP   ) were not effective as
of December 31, 2020.
         You also disclose on page 66 that certain of the identified deficiencies resulted in material misstatements that were identified and corrected in the consolidated financial statements as of and for each of the three years in the period ended December 31, 2020 and other historical periods. Please tell us whether the identified material weakness existed for reporting periods prior to fiscal year 2020, and if so, how far back it existed.
Critical Accounting Estimates
Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page
61

4. Please address the following comments related to your power purchase agreements
         ("PPA's"):

                You disclose that you expect to recognize losses on your PPA arrangements and that you have not recognized a provision for the expected future losses under these revenue arrangements since they are considered "executory contracts." Since you identify one of the "primary" sources of the losses as the maintenance component of the PPA agreements, clarify how you determined loss provisions should not be recognized pursuant to ASC 605-20-25-6. In helping us understand your accounting, tell us the specific products and/or services you offer to end users in PPA arrangements. Also tell us if you account for your PPA arrangements with end users under ASC 842 or ASC 606 and explain in detail how you arrived at your determination. If the contracts are recognized under ASC 842, as indicated in your response to comment 4 in a previous letter dated May 8, 2019, clarify why your disclosures suggest the PPA's are revenue arrangements under ASC
606. If the
              contracts are recognized under ASC 606, advise us why this appears to contradict your earlier response letter.

                We note your disclosure on page 60 that "the assets deployed for certain PPA arrangements are not recoverable based on the undiscounted estimated future cash flows of the asset group" and that "the estimated fair value of the assets in the asset
 Paul Middleton
FirstName
Plug Power,LastNamePaul Middleton
            Inc.
Comapany
July       NamePlug Power, Inc.
     16, 2021
July 16,
Page  3 2021 Page 3
FirstName LastName
              group equal or exceed the carrying amount of the assets or otherwise limit the amount of impairment that would have been recognized." Explain to us in sufficient detail why you do not appear to have recognized any impairment losses related to assets with carrying values exceeding undiscounted estimated future cash flows. In doing so, clarify how you determine the PPA "asset group," as defined in ASC 360-10-
              20, when performing your impairment assessments under ASC 360-10-35-17. If assets are not tested at the individual PPA level, please explain how your determined asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets.
Notes to Consolidated Financial Statements
18. Warrant Transaction Agreements, page F-76

5. We note that on December 31, 2020 you waived the remaining vesting conditions of the
         Amazon warrants, resulting in an additional $399.7 million reduction to revenue during fiscal 2020. Please address the following comments related to the immediate vesting of these warrants:

                You disclose on page F-77 that you recognized the revenue reduction during fiscal year 2020 because you "concluded such amount was not recoverable from the margins expected from future purchases by Amazon under the Amazon Warrant, and no exclusivity or other rights were conferred to the Company in connection with the
              December 31, 2020 waiver." Clarify for us what you mean by this statement and cite the specific authoritative accounting guidance you relied upon in determining the timing of the vesting charge.

                Explain how you considered the guidance in ASC 606-10-32-27 in determining the timing of the vesting charge. In particular, clarify why the warrant charges should not be recognized as you recognize revenues for the transfer of the related goods and services to Amazon.
Form 8-K filed November 9, 2020

Exhibit 99.1, page 1

6. We note your response to comment 3. Based on your description of "gross billings," it is not clear to us how you determined this amount. Please provide us with an example that clearly illustrates the difference between the amounts: i) invoiced to customers, ii)
         recognized as revenue, and iii) presented as gross billings. In addition, explain to us how you concluded that gross billings is a metric rather than a non-GAAP measure.
 Paul Middleton
Plug Power, Inc.
July 16, 2021
Page 4

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Mark Rakip,
Accounting Branch Chief, at (202) 551-3573 with any questions.



FirstName LastNamePaul Middleton                       Sincerely,
Comapany NamePlug Power, Inc.
                                                       Division of Corporation
Finance
July 16, 2021 Page 4                                   Office of Manufacturing
FirstName LastName